HOGAN & HARTSON
L.L.P.

8300 GREENSBORO DRIVE, SUITE 1100
McLEAN, VIRGINIA 22102
TEL (703) 610-6100
FAX (703) 610-6200
WWW.HHLAW.COM

March 18, 2005

BY HAND

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-2
Washington, D.C. 20549

Re: Companhia Siderúrgica Belgo-Mineira: Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Commission File No. 82-3771

Ladies and Gentlemen:

On behalf of our client, Companhia Siderúrgica Belgo-Mineira (the "Company"), we are furnishing one copy of the following documents in English translation to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act:

- Relevant Fact – December 17, 2004
- Press Release – February 17, 2005
- Announcement to Shareholders – March 17, 2005

3/23

The enclosed documents are furnished under paragraph (1) of Rule 12g3-2(b) on the understanding that the documents will not be deemed "file" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Similarly, neither this letter nor the furnishing of the enclosed documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions regarding this information, please contact the undersigned at (703) 610-6174.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

Richard J. Parrino

Richard J. Parrino

Enclosure

cc: Companhia Siderúrgica Belgo-Mineira

BELGO
Grupo Arcelor

COMPANHIA SIDERÚRGICA BELGO-MINEIRA
LISTED COMPANY
CNPJ Nº 24.315.012/0001-73

RELEVANT FACT

DISTRIBUTION OF INTEREST ON EQUITY

We hereby advise the Shareholders that, at a Meeting held on December 17, 2004, the Board of Companhia Siderúrgica Belgo-Mineira deliberated on the proposal submitted by the Management to pay intermediary Interest on Equity for the 2004 financial year, on the following bases:

1. The gross amount to be distributed is R$ 65,661,575.67 (sixty five million, six hundred and sixty one thousand, five hundred and seventy five Reais and sixty seven centavos), at R$ 8.96 per 1,000 common shares and R$ 9.86 per 1,000 preferred shares, calculated on the positions of the shareholders on December 31, 2004 and excluding shares held in Treasury, in compliance with Brazilian Law. This amount will not be restated monetarily through to the effective payment date thereof and, as stipulated in Article 30, Paragraph 5 of the By-Laws, the amount distributed thereby will be considered as early payment of the mandatory dividend for the 2004 financial year that will be declared at the next Annual General Meeting.
2. The Interest on Equity will be deemed to have been credited on an individual basis when the respective disbursement is entered in the books of the Company accounting system on December 31, 2004, withholding Income Tax at Source in compliance with Brazilian Law, other than for shareholders with proven tax-exempt status.
3. The payment of the Interest on Equity will take place until March 31, 2005, and will be settled at the respective banking domiciles thereof through automatic credit transactions undertaken by the financial institution that is the depositary of the shares: Banco Itaú S/A. Once payment of the Interest on Equity begins, for shareholders whose records do not include their personal or corporate tax numbers (CPF/CNPJ) or their respective bank accounts, such Interest on Equity will be credited within 3 (three) business days as from the date on which their records are duly updated, at Banco Itaú branches offering shareholder services. The amounts due to shareholders opting for fiduciary custody will be credited in compliance with the procedures adopted by the Brazilian Settlement and Custody Company (CBLC – *Companhia Brasileira de Liquidação e Custódia*).
4. From January 3, 2005 onwards inclusive, trading in Belgo shares will be undertaken on an ex-interest basis.

Belo Horizonte, December 17, 2004

Marcos Piana de Faria

Director, Finance and Investor Relations

BELGO
Grupo Arcelor

RELEASE

February 17, 2005

PERFORMANCE SUMMARY - 2004

		Variations 2004 / 2003
STEEL - Brazil and Argentina (Acindar - consolidated from May 2004 onwards)		
Crude steel output	4,155,300 tons	+ 43.9%
Rolled products output	3,921,500 tons	+ 46.4%
Sales volume	3,855,900 tons	+ 39.5%
CONSOLIDATED		
Net Revenues	R$ 6,690.9 million	+ 77.0%
Operating Profits (EBIT)	R$ 2,230.5 million	+ 123.2%
Cash Flow Generation (EBITDA)	R$ 2,568.4 million	+ 121.1%
Net Profits (Before Non-Controlling Shareholders)	R$ 1,291.5 million	+ 65.1%
Net Debt	R$ 68.6 million	
Investments	R$ 509.4 million	
Accumulated ROCE 2004	R$ 49.2 %	
PARENT COMPANY		
Operating Profits (EBIT)	R$ 490.5 million	
Cash Flow Generation (EBITDA)	R$ 590.6 million	
Equity Earnings	R$ 915.2 million	
Net Profits	R$ 1,059.9 million	

ACINDAR: On May 7, 2004, Belgo converted the original Convertible Tradable Bonds (ONCs) issued in May 2001 with a face value of US$ 60 million and exercised its buy options for all shares owed by the Acevedo Group, increasing its stake in Acindar's equity capital to 66.06%.

On October 4, 2004, stock conversion rights were exercised for all the 119,602,458 Acindar Warrants (subscription bonds), raising the Belgo stake to 445,700,255 common shares, equivalent to 72.7% of its equity capital.

Shares covered by the buy options, those resulting from the ONC conversion, and those resulting from the respective bond subscription (warrants) were assigned to Belgo Siderurgia Steel S/A, formerly BMP Siderurgia S/A.

In November, Acindar concluded the supplementary acquisition of the remaining 51% of the capital of Laminadora Fortunato Bonelli & Cia., a rolling mill located at San Nicolas, Argentina. This increased Acindar's rolling capacity to 250,000 tons/year.

Comments on Performance – 2004

Prior to the formal release of their financial statements, which should be disclosed during the first two weeks of March, the Belgo companies present some figures from their operating and financial earnings on December 31, 2004 and 2003, and for each 2004 quarter, while the Acindar subsidiary company presents its figures for May 2004 onwards, when it was consolidated by Belgo.

Output – Belgo Companies

The output of crude steel, rolled products and wire goods is presented for the 2004 quarters and the accumulated figures for 2004 and 2003, with their respective variations:

Output – Belgo Companies

Table 1
Unit: 10^3 t

	2004				Δ %	Total	Total	
	1Q	**2Q**	**3Q**	**4Q**	**4Q/3Q**	**2003**	**2004**	**Δ %**
1. Steel Brazil								
Crude steel	757.0	734.4	881.4	877.0	(0.5)	2,887.1	3,249.8	12.6
Rolled Products	742.3	737.2	821.8	808.2	(1.7)	2,677.9	3,109.5	16.1
2. Acindar *								
Crude steel	—	214.8	337.7	352.9	4.5	—	905.5	—
Rolled Products	—	199.1	298.5	314.4	5.3	—	812.0	—
3. Total Steel								
Crude steel	757.0	949.2	1,219.1	1,230.0	0.9	2,887.1	4,155.3	43.9
Rolled Products	742.3	936.3	1,120.3	1,122.6	0.2	2,677.9	3,921.5	46.4
4. Brazil Wires	156.7	172.9	179.5	147.1	(18.1)	578.3	656.3	13.5

* Consolidated from May 2004 onwards

In 2004, the Brazilian Steel Sector and Acindar (which has increased its physical output significantly) increased crude steel output by 43.9% and rolled products by 46.4%, compared to 2003.

Particularly noteworthy are the increases in crude steel output of 12.6% and rolled products of 16.1% by the steel companies in Brazil, which were working at full capacity. Additionally, Acindar also worked at full capacity during 2004, as shown below:

Output - Acindar

Table 2
Unit: 10^3 t

	2004				Δ %	Total	Total	
	1Q	**2Q**	**3Q**	**4Q**	**4Q/3Q**	**2003**	**2004**	**Δ %**
Crude steel	329.2	324.0	337.7	352.9	4.5	1,272.6	1,343.8	5.6
Rolled Products	248.0	284.0	298.5	314.4	5.3	990.6	1,144.9	15.6

Consisting of joint ventures with Bekaert, the Wire Sector in Brazil kept pace with rising domestic demand during the year, up 13.5% compared to 2003.

Sales – Belgo Companies

Table 3
Unit: 10^3 t

	2004				Δ %	Total	Total	
	1Q	2Q	3Q	4Q	4Q/3Q	2003	2004	Δ %
1. Steel - Brazil * **(Belgo & Belgo Siderurgia)**								
Domestic Market	521.3	606.0	671.9	453.9	(32.4)	1,884.7	2,253.1	19.5
Exports	181.1	185.7	159.7	272.8	70.8	879.6	799.3	(9.1)
Total	**702.4**	**791.7**	**831.6**	**726.7**	**(12.6)**	**2,764.3**	**3,052.4**	**10.4**
2. Acindar **								
Domestic Market	—	168.2	229.7	223.7	(2.6)	—	621.6	—
Exports	—	25.5	73.3	83.1	13.4	—	181.9	—
Total	**—**	**193.7**	**303.0**	**306.8**	**1.3**	**—**	**803.5**	—
Total Steel Companies	**702.4**	**985.4**	**1.134.6**	**1.033.5**	**(8.9)**	**2,764.3**	**3,855.9**	**39.5**
3. Wires – Brazil								
Domestic Market	137.8	146.5	161.5	142.2	(12.0)	488.9	588.0	20.3
Exports	18.1	20.4	16.2	12.6	(22.2)	82.8	67.3	(18.7)
Total	**155.9**	**166.9**	**177.7**	**154.8**	**(12.9)**	**571.7**	**655.3**	**14.6**

* Includes sales to wire companies.
** Consolidated from May 2004 onwards

Total steel sales volumes for the Belgo Companies (Belgo, Belgo Siderurgia formerly BMPS, and Acindar) rose by 39.5% in 2004, due basically to the 19.5% increase in sales to the Brazilian market and the contribution from Acindar's operating earnings after the consolidation process in May 2004. During the first three quarters of 2004, export sales were held down in order to avoid any adverse effects on the domestic market, with rising demands. The civil construction segment shrank sharply during the fourth 2004 quarter, resulting in a 32.4% drop in sales, compared to the previous quarter. Although the Company actively sought out alternative markets for increasing its exports during the last quarter of 2004, total exports remained below the 2003 level.

Quarterly and total Acindar sales are presented below:

Acindar Sales

Table 4
Unit: 10^3 t

	2004				Δ %	Total	Total	
	1Q	**2Q**	**3Q**	**4Q**	**4Q/3Q**	**2003**	**2004**	**Δ %**
Domestic Market	252.6	255.5	229.7	223.7	(2.6)	855.9	961.5	12.3
Exports	45.1	39.0	73.3	83.1	13.4	303.5	240.5	(20.8)
Total	297.7	294.5	303.0	306.8	1.3	1,159.4	1,202.0	3.7

Total sales volume for the Wire Segment rose by an average of 14.6% in 2004, based on the market mix.

BELGO Grupo Arcelor

RELEASE

February 17, 2005

FINANCIAL HIGHLIGHTS

Consolidated Financial Highlights — Belgo Companies

The consolidated earnings presented below bring together the earnings of the Belgo Companies in Brazil with contributions from Acindar in Argentina for May to December 2004, operating at full capacity in order to meet the demands of the Argentine market. No comparison is made with previous periods, which is why the following Table shows only the composition of the Consolidated Earnings with the respective offset interfirm transactions.

Table 5
R$ million

For the Financial Year	Steel Brazil	Wires Brazil	ACINDAR *	Others	Offset	Consolidated
Net Revenues	**4,436.2**	**1,923.1**	**1,445.2**	**128.8**	**(1,242.4)**	**6,690.9**
Cost of Goods Sold	(2,664.2)	(1,303.7)	(691.1)	(68.5)	1,198.7	(3,528.8)
Depreciation	(204.6)	(86.3)	(22.7)	(10.8)	0.0	(324.4)
Gross Profits	1,567.4	533.1	731.4	49.5	(43.7)	2,837.7
Operating Expenses	(397.8)	(111.5)	(85.4)	(18.0)	5.5	(607.2)
Operating Profits (EBIT)	**1,169.6**	**421.6**	**646.0**	**31.5**	**(38.2)**	**2,230.5**
Financial Revenues (Exp.)	(66.2)	(20.6)	(25.4)	22.8	0.1	(89.3)
Foreign Exchange Variation	29.4	(4.0)	(26.7)	6.4	0.0	5.1
Income Tax & Social Security	(134.6)	(115.0)	(228.3)	(17.2)	33.1	(462.0)
Equity Earnings	**(10.9)**	**5.8**	**2.0**	**(4.0)**	**0.0**	**(7.1)**
Premium (Discount)	(340.7)	(0.5)	(1.2)	0.0	0.0	(342.4)
Others	(39.0)	(4.0)	1.0	(1.3)	0.0	(43.3)
Net Profits Before Non-Controlling Shareholders	**607.6**	**283.3**	**367.4**	**38.2**	**(5.0)**	**1,291.5**
Non-Controlling Shareholders	(0.3)	(135.3)	(115.0)	(1.4)	0.0	(252.0)
Net Profits	607.3	148.0	252.4	36.8	(5.0)	1,039.5
Cash Flow Generation (EBITDA)	**1,384.2**	**509.5**	**670.0**	**42.9**	**(38.2)**	**2,568.4**
Investments	345.6	70.0	40.9	52.9		509.4
Net Worth	2,888.7	792.9	970.5	269.3		4,921.4
- Non-Controlling Shareholders	0.4	344.0	251.1	0.8		596.3
- Group Portion	2,888.3	448.9	719.4	268.5		4,325.1
Employees	4,355	2,280	2,971	623		10,229

* Consolidated from May 2004 onwards.

Consolidated Financial Highlights — Belgo Companies

Table 6
R$ million

	2004				Total	Total	
	1Q	**2Q**	**3Q**	**4Q**	**2003**	**2004**	**Δ %**
Net Revenues	1,045.2	1,618.9	2,111.2	1,915.6	3,779.9	6,690.9	77.0
Operating Profits (EBIT)	281.7	554.1	757.7	637.0	999.4	2,230.5	123.2
Net Profits	186.0	299.5	406.7	399.3	782.2	1,291.5	65.1
Cash Flow Generation (EBITDA)	325.9	605.6	901.8	735.1	1,161.7	2,568.4	121.1

Figures for 2003 and 2004 are not comparable, and the shallower upcurve in net profits is justified by the non-recurrent earnings in 2003, explained under the Consolidated Earnings of Belgo Companies in Brazil.


Net Revenues
R$ million
CAGR = 41.4%
77.0%
2,368.8
3,167.1
3,779.9
6,690.9
2001
2002
2003
2004


EBIT
R$ million
CAGR = 53.7%
123.2%
614.6
849.7
999.4
2,230.5
2001
2002
2003
2004


EBITDA
R$ million
CAGR = 51.4%
121.1%
740.8
995.2
1,161.7
2,568.4
2001
2002
2003
2004


ROCE
%
21.9
28.5
27.9
49.2
2001
2002
2003
2004 *
* Consolidation of ACINDAR from May 2004 onwards

Composition of Net Consolidated Debt
Under Brazilian Corporation Law

Table 7
R$ million

	31/12/03	1Q 2004	2Q 2004	3Q 2004	4Q 2004** R$ / P$	4Q 2004** US$	4Q 2004** TOTAL	EBITDA	COVERAGE RATE
Belgo	131.1	240.7	79.9	5.9	29.8	57.8	87.6	590.6	0.1
Other Steel Companies - Brazil	159.9	289.1	279.5	246.9	372.3	8.3	380.6	797.3	0.5
Wire Companies	53.5	(30.4)	5.0	(26.6)	(19.3)	9.5	(9.8)	474.1	(0.0)
Guilman-Amorim	77.9	80.3	80.9	68.3	(19.6)	76.5	56.9	26.8	2.1
Others	(24.2)	(44.2)	(40.2)	(25.6)	(19.5)	(19.2)	(38.7)	11.0	(3.5)
Acindar *			(223.2)	(300.7)	(229.1)	(178.9)	(408.0)	668.6	(0.6)
Total Net Debt	**398.2**	**535.5**	**181.9**	**(31.8)**	**114.6**	**(46.0)**	**68.6**	**2.568.4**	0.0
— Short-Term Debt	(180.1)	(95.1)	(646.6)	(781.5)	(207.3)	(337.3)	(544.6)		
— Long-Term Debt	578.3	630.6	828.5	749.7	321.9	291.3	613.2		

* Does not include US$ 80 million in ONCs open for conversion from 2006 onwards.
** Amounts expressed in R$, although the debt may have been taken out in US$ or P$

Notwithstanding the R$ 100 million paid out as Interest on Company Capital on August 30, 2004, and R$ 90 million on December 20, 2004, the Consolidated Net Debt of R$ 398.2 million on December 31, 2003 shrank to R$ 68.6 million on December 31, 2004. Under the aegis of consolidation, a net cash flow of R$ 408.0 million was recorded for Acindar.


Net Debt
398.2
68.6
2001
2002
2003
2004

Highlights – Belgo Companies

Consolidated highlights of Belgo Companies are presented below by Operating Segments, for Net Revenues, Cash Flow Generation (EBITDA) and Operating Profits (EBIT), with their respective margins.

Offset interfirm transactions are also presented, and should be taken into account for Steel Mill sales to the Wire Plants.

From May through December, Acindar posted a consolidated amount of R$ 670.0 for its Cash Flow Generation (EBITDA)

Highlights – Belgo Companies

Table 8
(R$ million)

	2003				
	Net revenues	**EBITDA**	**%**	**EBIT**	**%**
Steel — Brazil	3,077.0	759.1	24.7	654.5	21.3
Wire Plants — Brazil	1,404.7	335.6	23.9	288.1	20.5
Services Sector	124.8	58.7	47.0	48.5	38.9
Offset Transactions	(826.6)	8.3		8.3	
Total	3,779.9	1,161.7	30.7	999.4	26.4

	2004				
	Net revenues	**EBITDA**	**%**	**EBIT**	**%**
Steel — Brazil	4,436.2	1,384.2	31.2	1,169.6	26.4
Acindar *	1,445.2	670.0	46.4	646.0	44.7
Wire Plants — Brazil	1,923.1	509.5	26.5	421.6	21.9
Services Sector	128.8	42.9	33.3	31.5	24.5
Offset Transactions	(1,242.4)	(38.2)	3.1	(38.2)	3.1
Total	6,690.9	2,568.4	38.4	2,230.5	33.3

* Consolidated from May 2004 onwards,

Consolidated Financial Highlights — Belgo Companies - Brazil

Table 9
R$ million

	2004				Total	Total	
	1Q	**2Q**	**3Q**	**4Q**	**2003**	**2004**	**Δ %**
Net revenues	**1,045.2**	**1,299.8**	**1,582.5**	**1,418.9**	**3,779.9**	**5,346.4**	**41.4**
Domestic Market	850.1	1,019.8	1,321.3	1,037.5	2,934.5	4,228.7	44.1
Exports	195.1	280.0	261.2	281.4	845.4	1,117.7	32.2
Operating Profits (EBIT)	**281.7**	**407.2**	**504.5**	**404.2**	**999.4**	**1,597.6**	**59.8**
EBIT Margin	**27.0%**	**31.3%**	**31.9%**	**28.5%**	**26.4%**	**29.9%**	**-**
Financial Revenues (Expenditures)	(1.3)	(9.5)	(36.9)	(16.3)	10.2	(64.0)	-
Monetary & Foreign Exchange Variations	(3.7)	(9.9)	16.3	29.2	(38.1)	31.9	-
Premium Amortization	(81.0)	(83.8)	(89.6)	(87.2)	(177.9)	(341.2)	91.8
Equity Earnings	53.7	84.7	64.5	31.9	6.2	234.8	-
Other Operating Revenues (Expenditures)	(34.6)	(26.8)	(31.7)	(29.8)	(42.2)	(122.9)	191.2
Non-Operating Revenues (Expenditures)	(5.3)	(8.4)	(6.6)	(23.8)	(100.4)	(44.1)	(56.1)
Income Tax / Social Security	(58.1)	(99.3)	(95.9)	15.1	8.8	(238.2)	-
Net Profits	**186.0**	**280.9**	**356.4**	**353.5**	**782.2**	**1,176.8**	**50.4**
Group Portion	163.5	243.2	315.5	317.5	682.3	1,039.7	52.4
Cash Flow Generation (EBITDA)	**325.9**	**452.0**	**640.8**	**492.7**	**1,161.7**	**1,911.4**	**64.5**
EBITDA Margin	**31.2%**	**34.8%**	**40.5%**	**34.7%**	**30.7%**	**35.8%**	**-**
Investments	83.6	116.1	96.1	172.8	391.2	468.6	19.8
Net Debt	535.5	329.3	199.1	476.7	398.2	476.7	19.7
Cash on Hand & Banks	571.1	711.7	764.0	248.6	671.6	248.6	(63.0)
At End of Period:							
Net Worth	**3,888.8**	**4,203.2**	**4,488.0**	**4,670.5**	**3,654.5**	**4,670.5**	**27.8**
— Non-Controlling Shareholders	304.2	322.7	339.4	345.3	287.8	345.3	20.0
— Group Portion	3,584.6	3,880.5	4,148.6	4,325.2	3,366.7	4,325.2	28.5
Total Assets	6,454.0	6,984.4	7,308.1	7,112.5	6,275.8	7,112.5	13.3
Employees	7,049	7,077	7,194	7,258	6,989	7,258	3.8

Belgo Companies in Brazil posted net revenues of R$ 5,346.4 million in 2004, up 41.4% over the previous year.

The expansion of the Brazilian economy boosted demand, with positive effects on domestic sales prices and volumes for rolled products and wires.

Net revenues rose by 32.2% on the international market, despite a 9.1% drop in steel sales volumes, with an 18.7% decrease by volume for the wire plants.

During the year, prices of input materials and feedstock such as energy sources and metals tended to rise, driven by global demand.

The operating profits (EBIT) of R$ 1,597.6 million in 2004 rose by 59.8%. EBITDA and its margin over net revenues reached R$ 1,911.4 million and 35.8%, respectively.

In the 2004 third quarter, Management reviewed the useful life of Belgo Companies' assets, recording the difference of the full effects of the alteration in these criteria during this financial year, in an amount of R$ 130.0 million. In 2004, the accumulated depreciation and amortization reached R$ 313.8 million.

Net profits for the Belgo Companies in Brazil reached R$ 1,176.8 million in 2004, 50.4% higher than the previous year. During this financial year, expenditures were recorded on the amortization of the premium arising from the BMPS capitalization process, in an amount of R$ 324.8 million covering the first twelve monthly installments, out of a total of six ty.

It is worthwhile noting that non-recurring earnings were recorded in 2003, namely:

1) Financial revenues of R$ 70 million due to the reversal of market marking on dollarized financial investments.

2) Activation of tax credits worth R$ 224 million deriving from the corporate restructuring of the steel companies.

Consolidated investments totaled R$ 468.6 million during the year, with funds allocated to the program doubling the capacity of Piracicaba Plant, modernizing the light line at Vitória Plant, replanting and charcoal production by CAF, assorted industrial upgrades, the environment and improving the logistics of the Steel Companies and Wire Plants.

At Piracicaba Plant, the Steel Shop and the new TL2 Rolling Mill operated within the normal learning curve in the second half of the year, and will be ready to produce at rated capacity by early 2005.

BELGO
Grupo Arcelor

RELEASE

February 17, 2005

Financial Highlights – Parent Company

Table 10
R$ million

	2004				Total	Total	
	1Q	**2Q**	**3Q**	**4Q**	**2003**	**2004**	**Δ %**
Gross Revenues	434.1	566.8	665.2	609.6	2,130.1	2,275.7	6.8
Net Revenues	**318.2**	**408.9**	**490.6**	**443.3**	**1,610.0**	**1,661.0**	**3.2**
Domestic Market	227.2	297.5	357.3	326.5	1,240.9	1,208.5	(2.6)
Exports	91.0	111.4	133.3	116.8	369.1	452.5	22.6
Operating Profits (EBIT)	**77.0**	**145.0**	**145.2**	**123.3**	**357.6**	**490.5**	**37.2**
Financial Revenues (Expenditures)	(11.5)	(4.5)	(24.8)	(10.3)	53.8	(51.1)	
Monetary & Foreign Exchange Variations	(0.5)	(11.8)	12.6	10.8	15.9	11.1	
Premium Amortization	(52.7)	(52.7)	(57.1)	(54.2)	(55.5)	(216.7)	290.5
Equity Earnings	178.2	234.5	257.5	245.0	250.6	915.2	265.2
Other Operating Revenues (Expenditures)	(17.8)	(13.6)	(12.3)	(13.9)	62.9	(57.6)	
Non-Operating Revenues (Expenditures)	(2.6)	(0.4)	(1.8)	(2.9)	(60.2)	(7.7)	(87.2)
Income Tax / Social Security	(25.0)	(48.3)	(12.7)	8.7	(130.2)	(77.3)	(40.6)
Net Profits	**163.0**	**261.8**	**318.8**	**316.3**	**548.4**	**1,059.9**	**93.3**
Cash Flow Generation (EBITDA)	**92.5**	**160.7**	**188.9**	**148.5**	**428.6**	**590.6**	**37.8**
Investments	24.7	58.5	28.8	81.6	196.8	193.6	(1.6)
Increase (reduction) in operating working capital	8.3	(89.6)	1.5	115.3	15.0	35.5	136.7
Net Debt	240.7	79.9	5.9	87.6	131.1	87.6	(33.2)
Cash on Hand & Banks	222.1	378.2	370.1	139.4	269.0	139.4	(48.2)
Net Worth	2,859.0	3,120.8	3,339.5	3,463.6	2,694.8	3,463.6	28.5
Total Assets	4,055.5	4,388.7	4,556.1	4,669.2	3,935.1	4,669.2	18.7
ROCE (%)	34.5	48.2	49.2	42.7	22.9	44.1	
ROE (%)	23.5	35.0	39.5	37.2	22.0	34.4	
R$ per 1,000 shares:							
Net Profits	23.23	37.32	45.44	45.08	78.17	151.07	93.3
Net Worth	407.50	444.82	476.00	493.68	384.10	493.68	28.5
Employees	1,934	1,927	1,922	1,936	1,937	1,936	(0.1)

The Parent Company earnings are not compared to the figures for the 2003 financial year, as several corporate and equity alterations were undertaken in this period. Due to this corporate restructuring process, which clustered the civil construction steel activities in the Juiz de Fora, Piracicaba and Vitória Plants under Belgo Siderurgia S.A. (formerly BMPS) leaving the Parent Company (Companhia Siderúrgica Belgo-Mineira) with only the industrial segment activities at Monlevade and Sabará Plants, the following aspects should be noted:

1. With the civil construction industrial assets and a stake in Acindar, the equity earnings of Belgo Siderurgia contributed R$ 725.1 million to the parent company earnings, of which R$ 225.3 million came from Acindar.

2. Net profits were affected by premium amortization outlays worth R$ 216.7 million.

3. During the third quarter of 2004, Management reviewed the useful life of Belgo Companies' assets, recording the difference of the full effect of the alteration to these criteria during this financial year at R$ 44.0 million. In 2004, the accumulated depreciation and amortization reached R$ 100.0 million.

Contacts:
Companhia Siderúrgica Belgo-Mineira
www.belgo.com.br

Marcos Piana de Faria	Finance and Investor Relations Director Marcos.faria@belgo.com.br (55 31) 3219-1420
Marco Paulo Mascarenhas	Investor Relations Manager Marco.paulo@belgo.com.br (55 31) 3219-1245
Paulo Roberto Scheid Trópia	Investor Relations Analyst Ptropia@belgo.com.br (55 31) 3219-1240

BELGO
Grupo Arcelor

Companhia Siderúrgica Belgo-Mineira
CNPJ 24.315.012/0001-73 - NIRE 3130004638-9

ANNOUNCEMENT TO THE SHAREHOLDERS

PAYMENT OF INTEREST ON EQUITY

We hereby advise the Shareholders that on March 31, 2004 we will begin the payment of Interest on Equity, approved by the Board Meeting held in Decembre 17, 2004. The payment, in the gross amount of R$ 65,661,575.67, is calculated for the positions of the Shareholders on December 31, 2004, excluding shares held in Treasury in compliance with Brazilian Law, and corresponds to R$ 8.96 per 1,000 common shares and R$ 9.86 per 1,000 preferred shares.

The amount distributed, as provided in article 30, paragraph 5 of the By-Laws, will be considered as advance payment of the mandatory dividend for the 2004 financial year that will be declared at the Annual General Meeting of the Company, and will not be monetarily restated until the effective payment date thereof.

With the exception of Shareholders exempt from Income Tax Withheld at Source (IRRF – *Imposto de Renda Retido na Fonte*), the Interest on Equity will be paid out at net values.

For the Shareholders users of fiduciary custody services, it will be adopted the procedures defined by the Brazilian Settlement and Custody Chamber (CBLC - *Cia. Brasileira de Liquidação e Custódia*).

For the Shareholders directly identified with the depositary institution, Banco Itaú S/A, there will be automatic credits to their respective bank accounts, according to records in the Sistema Itaú de Açoes files. Interest payable to Shareholders with no registered bank accounts or whose records are not up to date will be credited trhough the branches of Banco Itaú S/A with Shareholder Service facilities within 3 (three) business days after their records are duly regularized.

Belo Horizonte, March 17, 2005

Marcos Piana de Faria
Director, Finance and Investor Relations